RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 30, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Mumford

Re:	RAE Systems Inc. Revised Preliminary Proxy Statement on Schedule 14A File No. 001-31783 Amendment No. 2 to Schedule 13E-3 File no. 005-58813
Dear Mr. Mumford:
          We have received your letter, dated December 23, 2010, conveying further comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission” or “SEC”) regarding the above-referenced filings. We are outside counsel to RAE Systems Inc. (“Company” or “RAE Systems”) with respect to the transactions described in these filings, and we have provided the Company’s responses to your comments below. For ease of reference, we have set forth below each of the staff’s comments in bold, italicized text in the same numbered order in which they appear in your letter. A copy of the revised preliminary proxy statement filed today with the Commission are attached for the Staff’s reference, marked to indicate changes from the revised preliminary proxy statement previously filed with the Commission.
1.	Please expand your response to prior comment 2 to clarify how you determined that Mr. Gausman will not be an affiliate of the Purchaser or otherwise “engaged in” this transaction given your disclosure on page 45 regarding your expectation of who will be the initial officers of the Purchaser and that the severance agreement relates to a post-merger termination of Mr. Gausman’s employment. Given this, and the increased consideration he has received and is entitled to receive, it remains unclear why Mr. Gausman is not a filing person.
          Response: The Proxy Statement has been revised on page 46 to correct the identification of the officers of the surviving corporation. The Company supplementally advises the Staff that Mr. Gausman anticipates that while he may remain employed by the surviving corporation for a brief transitional period, he does not anticipate that he will be an affiliate of the surviving corporation at any time. In particular, he does not expect (and Battery Ventures has advised us that it does not expect) Mr. Gausman to serve in a policy-making or management role, or as part of a policy-making or management group. Rather, any role that he may have with the surviving corporation is expected to be brief, and consultative in nature. Furthermore, the Company supplementally advises the Staff that it has been informed by Battery

Ventures that the Purchaser is actively recruiting a new chief financial officer for the surviving corporation.
          In addition, Mr. Gausman has not participated, and does not expect to participate, in any discussions regarding the terms of the proposed transaction on behalf of the Purchaser, or in any negotiations on behalf of the Purchaser. Rather, he has acted with respect to the merger and related negotiations only at the direction of the Special Committee.
          If it would be helpful to the Staff, Mr. Gausman is available for a telephone conference to further describe his role in the Company’s strategic process, and his relationship with the Purchaser.
2.	Given that Lien Chen filed the Schedule 13E-3 in response to prior comment 1, please revise to include all disclosure applicable to her as a filing person. In this regard, you indicate on page 3 of the amended Schedule 13E-3 that she is part of the “Rollover Holders”; however, the letter to stockholders in your preliminary proxy statement indicates that she is not part of that group. Please revise.
          Response: The letter to stockholders included in the proxy statement has been revised in response to this comment. In addition, the Proxy Statement has been revised on pages 1 and 46 in response to this comment.
Summary Term Sheet, page 1
3.	We reissue prior comment 3. Each filing person is require to disclose whether it reasonably believes the going private transaction is fair to unaffiliated security holders. Item 1014(a) of Regulation M-A. The disclosure under the caption “Position of RAE Systems as to the Fairness of the Merger” on page 3 does not comply with that requirement because it does not exclude from the fairness determination all affiliated security holders, only Rollover Holders.
          Response: The Proxy Statement has been revised on pages 3 and 23 in response to this comment.
Implementation of a Strategic Process, page 14
4.	Your revisions in response to prior comment 7 indicate that the Special Committee determined not to proceed with Bidders E-J because its proposals were substantially lower than those of the other bidders. However, it remains unclear how the Special Committee determined that those bidders, despite the “substantially lower” initial proposals, would not at a later point reach valuations competitive with the other bidders. Please revise.
          Response: The Proxy Statement has been revised on page 17 in response to this comment.

5.	We reissue prior comment 9:
•	You disclose on page 19 that the Battery Ventures “proposed material terms” to Mr. Chen and Dr. Hsi, but it is unclear what those terms were. It is similarly unclear whether any counterproposals were made and, if so, what were the terms of those proposals; and

•	You disclose on page 20 that Mr. Chen and Dr. Hsi “had come to an understanding” on the important business terms but it is unclear how and when the understanding was reached given that your prior disclosure referred only to a unilateral proposal by Battery Ventures as to ‘proposed material terms” and a discussion of the entity’s “expectations”.
          Please revise.
          Response: The Proxy Statement has been revised on pages 19 through 21 in response to this comment.
Reason for the Merger, page 22
6.	Your revision in response to the fourth bullet of prior comment 11 appear to relate only to how alternative structures of going private would not address risks you face or provide access to capital. Those revision do not appear to address how it was determined that no comparable value could be obtained through other alternatives. For example, why would the consideration to be received in an alternatively structured transaction not be comparable to an acquisition?
          Response: The Proxy Statement has been revised on page 26 and 27 in response to this comment, and in further consideration of the fourth bullet of comment 11 of the Staff’s letter of December 8, 2010, to discuss the evaluation of transactions other than a going-private transaction, and to disclose the fact that the Special Committee did not consider alternative means of effecting a going-private transaction.
Opinion of the Financial Advisor to RAE Systems’ Special Committee, page 27
7.	We reissue prior comment 13 as it relates to the Selected Transaction Analysis. Please revise your disclosure on page 30 to include a column that shows the multiple of enterprise value to LTM EBITDA for each comparable transaction as it is included on page 14 of the UBS presentation. Also, clarify supplementally, with a view toward revised disclosure, why the UBS presentation refers to the multiple as enterprise value to LTM EBITDA but the second table on page 30 is captioned transaction value to LTM EBITDA.

Response: The Proxy Statement has been revised on page 31 in response to this comment. The reference to transaction value in the table was erroneous, and has been corrected.
Position of the Purchaser Group, page 32
8.	We reissue prior comment 17. The disclosure you added here simply states as a fact that the transaction is not structured such that approval of a majority of the unaffiliated shareholders is required. It does not discuss how the conclusions regarding the procedural fairness are affected by that fact. Additionally, it continues to appear that your disclosure regarding the conclusions of the “Rollover Holders” as the procedural fairness of the transaction does not address Item 1014(c) of Regulation M-A. Please revise substantially.

Response: The Proxy Statement has been revised on page 33and page 37 in response to this comment.
          In addition, as requested by the Staff, attached hereto is the written statement of each filing person acknowledging that:
•	The filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The filings persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions or comments concerning this response to your comment letter, please contact me at (415) 875-2455 or Robert Freedman of my firm at (650) 335-7292, or Randall Gausman, the Company’s Chief Financial Officer, at (408) 952-8404. I will be out of the country from January 1 through January 13, and during that period Mr. Freedman will be our principal point of contact on this matter.
Sincerely,
David K. Michaels

cc:	Susan Wang-Wade (Chair, Special Committee) Randall K. Gausman (Chief Financial Officer) Alfred Browne (Cooley LLP)

Robert Ishii (Wilson Sonsini Goodrich & Rosati) Robert Freedman
Enclosures

RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 30, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Mumford

Re:	RAE Systems Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed December 14, 2010
File No. 001-31783
Amendment No. 2 to Schedule 13E-3
Filed December 14, 2010
File no. 005-58813
Dear Mr. Mumford:
In connection with the letter dated December 23, 2010, conveying comments of Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person uncle the federal securities laws at the United States.

Sincerely yours,

RAE SYSTEMS INC.

By: /s/ Randall K. Gausman
Name: Randall K. Gausman
Title: Chief Financial Officer

Chen Revocable Trust DTD 5/8/2001
c/o RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 30, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Mumford

Re:	RAE Systems Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed December 14, 2010
File No. 001-31783
Amendment No. 2 to Schedule 13E-3
Filed December 14, 2010
File no. 005-58813
Dear Mr. Mumford:
In connection with the letter dated December 23, 2010, conveying comments of Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person uncle the federal securities laws at the United States.

Sincerely yours,

Chen Revocable Trust DTD 5/8/2001

By: /s/ Robert I. Chen
Name: Robert I. Chen
Title: Trustee

By: /s/ Lien Q. Chen
Name: Lien Q. Chen
Title: Trustee

Chen Family Foundation
c/o RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 30, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Mumford

Re:	RAE Systems Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed December 14, 2010
File No. 001-31783
Amendment No. 2 to Schedule 13E-3
Filed December 14, 2010
File no. 005-58813
Dear Mr. Mumford:
In connection with the letter dated December 23, 2010, conveying comments of Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person uncle the federal securities laws at the United States.

Sincerely yours,

Chen Family Foundation

By: /s/ Robert I. Chen
Name: Robert I. Chen

By: /s/ Lien Q. Chen
Name: Lien Q. Chen

Robert I. Chen
c/o RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 30, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Mumford

Re:	RAE Systems Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed December 14, 2010
File No. 001-31783
Amendment No. 2 to Schedule 13E-3
Filed December 14, 2010
File no. 005-58813
Dear Mr. Mumford:
In connection with the letter dated December 23, 2010, conveying comments of Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person uncle the federal securities laws at the United States.

Sincerely yours,

Robert I. Chen

By: /s/ Robert I. Chen
Name: Robert I. Chen

Lien Q. Chen
c/o RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 30, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Mumford

Re:	RAE Systems Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed December 14, 2010
File No. 001-31783
Amendment No. 2 to Schedule 13E-3
Filed December 14, 2010
File no. 005-58813
Dear Mr. Mumford:
In connection with the letter dated December 23, 2010, conveying comments of Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person uncle the federal securities laws at the United States.

Sincerely yours,

Lien Q. Chen

By: /s/ Lien Q. Chen
Name: Lien Q. Chen

Peter C. Hsi
c/o RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 30, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Mumford

Re:	RAE Systems Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed December 14, 2010
File No. 001-31783
Amendment No. 2 to Schedule 13E-3
Filed December 14, 2010
File no. 005-58813
Dear Mr. Mumford:
In connection with the letter dated December 23, 2010, conveying comments of Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person uncle the federal securities laws at the United States.

Sincerely yours,

Peter C. Hsi

By: /s/ Peter C. Hsi
Name: Peter C. Hsi

Hsi Family Trust
c/o RAE Systems Inc.
3775 North First Street
San Jose, California 95134
December 30, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Mumford

Re:	RAE Systems Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed December 14, 2010
File No. 001-31783
Amendment No. 2 to Schedule 13E-3
Filed December 14, 2010
File no. 005-58813
Dear Mr. Mumford:
In connection with the letter dated December 23, 2010, conveying comments of Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person uncle the federal securities laws at the United States.

Sincerely yours,

Hsi Family Trust

By: /s/ Peter C. Hsi
Name: Peter C. Hsi
Title: Trustee

By: /s/Sandy Hsi
Name: Sandy Hsi
Title: Trustee

Battery Ventures VIII Side Fund, L.P.
c/o Battery Ventures
930 Winter Street, Suite 2500
Waltham, MA 02451

December 28, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Mumford

RE:	RAE Systems Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed December 14, 2010
File No. 001-31783
Amendment No. 2 to Schedule 13E-3
Filed December 14, 2010
File No. 005-58813

Dear Mr. Mumford:

In connection with the letter dated December 23, 2010, conveying comments of the Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Battery Ventures VIII Side Fund, L.P.

By: Battery partners VIII Side Fund, LLC, its General Partner

By:	/s/ Morgan Jones
Name: Morgan Jones
Title: Managing Member

Battery Ventures VIII, L.P.
c/o Battery Ventures
930 Winter Street, Suite 2500
Waltham, MA 02451

December 28, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Mumford

Re:	RAE Systems Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed December 14, 2010 File No. 001-31783 Amendment No. 2 to Schedule 13E-3 Filed December 14, 2010 File No. 005-58813

Dear Mr. Mumford:

In connection with the letter dated December 23, 2010, conveying comments of the Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Battery Ventures VIII, L.P.

By: Battery Partners VIII, LLC, its General Partner

By:	/s/ Morgan Jones
Name: Morgan Jones
Title: Managing Member

Rudy Acquisition Corp.
c/o Battery Ventures
930 Winter Street, Suite 2500
Waltham, MA 02451

December 28, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Mumford

Re:	RAE Systems Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed December 14, 2010
File No. 001-31783
Amendment No. 2 to Schedule 13E-3
Filed December 14, 2010
File No. 005-58813

Dear Mr. Mumford:

In connection with the letter dated December 23, 2010, conveying comments of the Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rudy Acquisition Corp.

By:	/s/ Jesse Feldman
Name: Jesse Feldman
Title: Secretary

Rudy Merger Sub Corp.
c/o Battery Ventures
930 Winter Street, Suite 2500
Waltham, MA 02451

December 28, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Mumford

Re:	RAE Systems Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed December 14, 2010 File No. 001-31783 Amendment No. 2 to Schedule 13E-3 Filed December 14, 2010 File No. 005-58813

Dear Mr. Mumford:

In connection with the letter dated December 23, 2010, conveying comments of the Staff of the Securities and Exchange Commission to the above referenced filings, the undersigned filing person hereby acknowledges that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rudy Merger Sub Corp.

By:	/s/ Jesse Feldman
Name: Jesse Feldman
Title: Secretary